UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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WINNEBAGO INDUSTRIES, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

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SUPPLEMENT TO THE
PROXY STATEMENT DATED OCTOBER 29, 2013
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 17, 2013

December 6, 2013

On October 16, 2013, the Board of Directors of Winnebago Industries, Inc. (the “Company”) approved the Winnebago Industries, Inc. 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan (the “2014 Plan”) subject to shareholder approval. On or about October 29, 2013, the Company made available a proxy statement (the “Proxy Statement”) to its shareholders describing matters to be voted on at the Annual Meeting of Shareholders to be held on December 17, 2013 (the “Annual Meeting”), including, among other things, a proposal to approve the 2014 Plan, which is Item 3 in the Proxy Statement.

After the Proxy Statement was distributed, on or about November 27, 2013, Institutional Shareholder Services (“ISS”) issued a recommendation that shareholders vote against approval of the Plan. In calculating the shares eligible for grant under the 2014 Plan, ISS included shares available for grant under the Company’s soon-to-expire 2004 Incentive Plan (the “2004 Plan”). The 2004 Plan was approved by the Company’s shareholders in January 2004 and originally had 2,000,000 shares available for awards that increased to 4,000,000 shares in March 2004 when the Company split its common stock two-for-one. The 2004 Plan expires on December 31, 2013. Of the 4,000,000 shares approved for awards under the 2004 Plan, as of August 31, 2013, the Company had 2,857,171 shares still available for grant under the 2004 Plan. ISS included all 2,857,171 shares from the 2004 Plan in its model.

2004 Plan Activity Since August 31, 2013

In the period between August 31, 2013 and November 30, 2013, the end of the Company's first fiscal quarter of this fiscal year, the Company issued full value awards for 89,479 shares. The weighted average grant date fair value of these awards is $27.28 per share. These awards are expected to be recognized over a weighted average period of 2.0 years due to the application of holding periods and vesting requirements.

As of November 29, 2013, the Company had 512,363 options exercisable under the 2004 Plan at exercise prices ranging from $26-$36 per share with a weighted average exercise price of $30.79. The weighted average remaining contractual life for options outstanding and exercisable at November 29, 2013 was 1.2 years. As of November 29, 2013, the Company had 225,770 share awards outstanding with a weighted average grant date fair value of $17.98. As of November 29, 2013, the Company had 28,057,328 shares of common stock outstanding.

Although 2,767,692 shares are technically still available as of December 6, 2013 for awards under the 2004 Plan until its expiration on December 31, 2013, the Human Resources Committee has adopted a resolution confirming that no additional awards will be made under the 2004 Plan from November 29, 2013 to the expiration of the 2004 Plan on December 31, 2013.

Amendment to 2014 Plan

On December 6, 2013, the Human Resources Committee of the Company also approved an amendment to the 2014 Plan that reduces the total number of shares eligible for grant under the 2014 Plan from 4,000,0000 shares to 3,600,000 shares with the following language:

> WHEREAS, the Human Resources Committee and the Board of Directors of the Company adopted the 2014 Plan, effective January 1, 2014, subject to approval of its shareholders; and
>
> WHEREAS, Section 15 of the Plan reserves to the Human Resources Committee the authority to amend the Plan from time to time, subject to the limitations contained in that Section and the Committee desires to amend the Plan as set forth below;
>
> THEREFORE, the Plan is amended as follows:
>
> The first sentence of Section 5 of the Plan is amended to read as follows:
>
> “Subject to the provisions of paragraph 17 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 3,600,000 shares.”

The number of shares set forth in Section 5(a) (i) and (ii) shall be amended to read: 3,600,000.

Except as amended above, the Plan shall remain in full force and effect.

The 2014 Plan, as amended, will be presented for shareholder approval at the Annual Meeting as Item 3.

A copy of the 2014 Plan, as amended, is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 6, 2013 with the Securities and Exchange Commission ("SEC"). Shareholders may obtain, free of charge, a copy of such Current Report on Form 8-K and the 2014 Plan, as amended, at the SEC's website, www.sec.gov.

Any vote "FOR" or "AGAINST" the 2014 Plan proposal using the proxy card previously made available by the Company to the shareholders of the record of the Company or the voting instruction card made available to the beneficial owners by their broker, bank or another nominee will be counted as a vote "FOR" or "AGAINST" the 2014 Plan, as amended. If any shareholder has already returned his, her or its properly executed proxy card or voted via the Internet or by telephone and would like to change his, her or its vote on any matter, such shareholder may revoke his or her proxy before it is voted at the Annual Meeting of Shareholders by submission of a proxy bearing a later date via the Internet, by telephone, by mail or by attending the Annual Meeting in person and casting a ballot or as otherwise described in the Proxy Statement. If any shareholder would like a new proxy or has any questions, please contact Scott Folkers, Corporate Secretary, P.O. Box 152, Forest City, Iowa 50436, at (641) 585-3535, or at sfolkers@winnebagoind.com.

This Supplement to the Proxy Statement is first being released to shareholders on or about December 6, 2013, and should be read together with the Proxy Statement. The information contained in this Supplement to the Proxy Statement modifies or supersedes any inconsistent information contained in the Proxy Statement.

By Order of the Board of Directors

December 6, 2013

/s/ Scott C. Folkers
Scott C. Folkers
Secretary